Vedder Price	Vedder Price P.C.
222 north lasalle street
chicago, Illinois 60601-1003
312-609-7500
fax: 312-609-5005

chicago · new york city · washington, d.c.
September 13, 2010
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”) Registration Nos. 333-05265 and 811-07655
Dear Mr. DiStefano:
     On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on July 15, 2009, regarding the Registrant’s Post-Effective Amendment No. 46 to its Registration Statement on Form N-1A filed on June 1, 2010 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus Select Credit Fund (the “Fund”). The Registrant subsequently filed Post-Effective Amendments No. 47 and No. 48 for the purpose of delaying the effectiveness of the PEA, and changes in response to the comments below will be reflected in Post-Effective Amendment No. 49 to the Trust’s Registration Statement. As you requested, this letter is being filed via EDGAR.
1.	Comment: Please remove the address and phone number from the front cover of the Prospectus.

Response: The Registrant respectfully declines to remove this information from the cover page. The Registrant has determined that this information is valuable to an investor, should they want to contact the Fund. In addition, the Registrant believes including this information is in compliance with the Instruction to Item 1(a) and General Instruction C.3.(b) of Form N-1A, both of which allow additional information not specified in the Form.

2.	Comment: In the footnote to the Annual Fund Operating Expenses table, please provide disclosure as to (i) who may terminate the expense cap and under what circumstances, and (ii) upon termination of the agreement, whether the adviser would still be entitled to reimbursement.

VEDDER PRICE
Response: Pursuant to the Expense Limitation Agreement, the current disclosure in the footnote indicates that the written agreement to cap the Fund’s annual operating expenses terminates upon the earlier of the termination of the investment advisory agreement or September 30, 2013. Additional disclosure has been added to clarify that the reimbursement is pursuant to the written agreement and therefore if the written agreement is terminated, the adviser would not be entitled to reimbursement.

3.	Comment: In the Principal Investment Strategy section, please confirm whether the list of derivatives is an exhaustive list. Please also confirm whether the Fund intends to invest in equity securities. Furthermore, please discuss the extent to which the Fund will invest in foreign securities.

Response: While the Fund may invest in other types of derivatives, the Fund intends to principally invest in swaps, options and futures, as disclosed in the Principal Investment Strategy section.

The Fund may invest in equity securities. Accordingly, disclosure has been added to the Principal Investment Strategy section indicating that the Fund may invest in equity securities, including common and preferred stock.

The Fund does not intend to principally invest in foreign securities. Accordingly, the reference to investment in foreign securities in the Principal Investment Strategy section has been removed. The Additional Information About the Fund—Investment Objective and Principal Investment Strategies section states that the Fund invests primarily in U.S. securities, but may also invest in foreign securities.

4.	Comment: Under the Principal Risks section, please revise Non diversification Risk to read as follows:

Because the Fund may invest a greater percentage of assets in a particular issuer or a small number of issuers, it may be subject to greater risks and larger losses than diversified funds. The value of the Fund may vary more as a result of changes in the financial condition or the market’s assessment of the issuers than a more diversified fund.

In addition, please note in the Principal Investment Strategy section that the Fund is a non diversified fund.

Response: The Non diversification Risk disclosure has been revised accordingly and the requested disclosure has been added to the Principal Investment Strategy section.

VEDDER PRICE
5.	Comment: Please change “Concentration Risk” to “Focus Risk” or other relevant title and revise the description accordingly.

Response: “Concentration Risk” has been changed to “Focus Risk” and the description has been revised accordingly.

6.	Comment: Please note in the Principal Investment Strategy section that the Fund may have higher rates of portfolio turnover.

Response: The Registrant has added disclosure to the Principal Investment Strategy section regarding high portfolio turnover.

7.	Comment: Under the Performance section, please remove the last sentence indicating that the Fund will compare its performance to the Bank of America Merrill Lynch U.S. High Yield Master II Index and the Citigroup 3 Month T Bill Index. In addition, please add the last two sentences from Form N-1A, Item 4(b)(2)(i).

Response: The last sentence has been removed. In addition, disclosure has been added stating that past performance is not an indication of future performance and that updated performance is available by visiting www.driehaus.com or by calling 1-877-779-0079.

8.	Comment: Under the Tax Information section, please remove the statement “for federal income tax purposes.”

Response: This statement has been removed.

9.	Comment: Please summarize the Fund’s investment philosophy in the Principal Investment Strategy section as it is described under the Additional Information About the Fund—Investment Philosophy section.

Response: The Registrant believes that it has adequately summarized the Fund’s investment philosophy in the Principal Investment Strategy section. Accordingly, no further disclosure has been added.

10.	Comment: In the Additional Information About the Fund—Investment Objective and Principal Investment Strategies section, please revise the second to last sentence as follows:

The Fund will invest in a relatively low number of issuers, making it a non diversified fund.

Response: This sentence has been revised accordingly.

VEDDER PRICE
11.	Comment: Under the Additional Information About the Fund—Investment Objective and Principal Investment Strategies section, please confirm whether senior loans and/or derivatives are principal investments. To the extent that they are, please provide disclosure in the Principal Investment Strategy section.

Response: Senior loans and derivatives are principal investments. With respect to senior loans, the Registrant has summarized the Fund’s intention to invest in senior loans in the Principal Investment Strategy section. The Registrant has provided additional disclosure regarding the Fund’s use of derivatives in the Principal Investment Strategy section.

12.	Comment: Please confirm whether the trading strategies discussed on page 7 are principal investment strategies. If so, please provide additional detail regarding these strategies in the Principal Investment Strategy section.

Response: Additional disclosure regarding the Fund’s trading strategies has been provided in the Principal Investment Strategy section.

13.	Comment: Please confirm that the Related Risks beginning on page 7 are not principal risks.

Response: The Related Risks beginning on page 7 are not principal risks. Accordingly, the term “secondary” has been added to the first sentence to help clarify the statement at the end of the sentence that these are “in addition to the principal risks discussed in the Fund Summary.”

14.	Comment: Please revise the second sentence under the Shareholder Information—Net Asset Value section on page 13 as follows:
Purchases and redemptions are made at the Fund’s net asset value per share next calculated after receipt of your purchase or redemption order in good form.
In addition, if the Fund invests in foreign securities, please include information about valuing these types of securities.

Response: The Registrant has revised the second sentence under Net Asset Value as requested. In addition, while the Fund may invest in foreign securities, it currently only invests in U.S. Dollar denominated foreign securities. The Registrant has determined that the current disclosure is sufficient should the Fund invest in foreign securities.
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VEDDER PRICE
     If you have any questions regarding these responses, please call me at (312) 609-7732.
Very truly yours,
/s/Jennifer M. Goodman
JLG/srt

cc:	Michelle L. Cahoon Cathy G. O’Kelly Karin J. Flynn